AB
3/7

[redacted]

13013713

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR - 1 2013
Washington DC
402

SEC FILE NUMBER
8-51865

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ansley Securities LLC - CRD#:47710

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 East 5th Avenue, Suite 420
(No. and Street)

Naperville (City) IL (State) 60563 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Russell D. Burks (630-579-1683)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smith & Howard
(Name – *if individual, state last, first, middle name*)

Ste. 900, 171 17th St., N.W. (Address) Atlanta (City) GA (State) 30363 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DO
3/11/13

OATH OR AFFIRMATION

I, Russell D. Burks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ansley Securities LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

2-27-13

OFFICIAL SEAL
MAUREEN COOPER
Notary Public - State of Illinois
My Commission Expires Apr 9, 2016

Notary Public

Signature

Principal

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANSLEY SECURITIES, LLC

FINANCIAL STATEMENTS
and
SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2012

with
INDEPENDENT AUDITORS' REPORT

SMITH & HOWARD

Certified Public Accountants and Advisers

ANSLEY SECURITIES, LLC

FINANCIAL STATEMENTS
and
SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2012

with
INDEPENDENT AUDITORS' REPORT

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

Member
Ansley Securities, LLC
Atlanta, Georgia

Report on the Financial Statements

We have audited the accompanying financial statements of Ansley Securities, LLC., which comprise the balance sheet as of December 31, 2012, and the related statements of income, member's capital and cash flows for the year then ended and the related notes to the financial statements that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ansley Securities, LLC as of December 31, 2012, and the results of their operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Smith + Howard

February 25, 2013

ANSLEY SECURITIES, LLC
BALANCE SHEET
DECEMBER 31, 2012

ASSETS

Cash	$	2,287
Accounts Receivable		384,752
Investments		7,497
Other		10,000
	$	404,536

MEMBER'S CAPITAL

Member's Capital	$	404,536
	$	404,536

The accompanying notes are an integral part of these financial statements.

ANSLEY SECURITIES, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2012

Revenues	
Advisory fees	$ 3,743,156
Retainer fees and other income	346,835
	4,089,991
Expenses	36,182
Net Income	$ 4,053,809

The accompanying notes are an integral part of these financial statements.

ANSLEY SECURITIES, LLC
STATEMENT OF MEMBER'S CAPITAL
YEAR ENDED DECEMBER 31, 2012

Member's Capital at December 31, 2011	$	69,035
Net Income		4,053,809
Distributions		(3,718,308)
Member's Capital at December 31, 2012	$	404,536

The accompanying notes are an integral part of these financial statements.

ANSLEY SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2012

Cash Flows From Operating Activities		
Cash received from customers	$	3,764,604
Cash paid to suppliers and employees		(46,182)
Net Cash Provided by Operating Activities		3,718,422
Cash Flows From Financing Activities		
Distributions		(3,718,308)
Net Cash Required by Financing Activities		(3,718,308)
Net Increase in Cash		114
Cash at Beginning of Year		2,173
Cash at End of Year	$	2,287
Reconciliation of Net Income to Net Cash Provided by Operating Activities:		
Net Income	$	4,053,809
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
Unrealized gains on trading securities		(144)
Increase in accounts receivable		(325,243)
Increase in other asset		(10,000)
Total Adjustments		(335,387)
Net Cash Provided by Operating Activities	$	3,718,422

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business and Revenue Recognition

Ansley Securities, LLC (the "Company"), a wholly owned subsidiary of Ansley Capital Group, LLC (the "Parent"), was formed on April 14, 1999. The Company is a registered broker and dealer in securities and operates under the provisions of the Securities Exchange Act of 1934.

The Company performs advisory services by participating in the private placement of debt and equity securities as an agent, not as a principal, for or on behalf of the issuers of such securities. Private placement transactions on behalf of issuers involve capital formation activity on behalf of such issuers, merger and acquisition advice related to such issuers, and other transactions which involve the private placement of securities. Revenues associated with these advisory services are recognized upon completion of service for which the Company was engaged to perform. The Company does not engage in any securities trading activities, market making, or firm commitment underwriting, nor does it carry or maintain customer accounts, engage in securities clearing activities, or maintain or hold cash or securities of customers or offerees in connection with private placement transactions.

During 2012, approximately 85% of revenues earned were as a result of services provided for five customers.

Basis of Presentation

The Company follows accounting standards set by the Financial Accounting Standards Board ("FASB"). The FASB sets accounting principles generally accepted in the United States of America ("GAAP").

Management Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of accounts receivable and investments. If liquidity issues arise in the global credit and capital markets, it is at least reasonably possible that these changes in risks could materially affect the amounts reported in the accompanying financial statements.

Investments

Investments consist of trading securities for which realized and unrealized gains/losses are recognized in the statement of income. As a result of the valuation of the investments requiring unadjusted quoted prices in active markets that are accessible on the measurement date for identical assets, the investments are considered Level 1 investments under the fair value hierarchy established by GAAP.

Accounts Receivable

The Company considers current accounts receivable to be fully collectible and historically has incurred insignificant bad debt losses. Accordingly, no allowance for doubtful accounts is provided in the accompanying financial statements. If amounts become uncollectible, they will be charged to operations when that determination is made.

Income Taxes

As a limited liability company, earnings and losses will be included in the income tax returns of the member. Accordingly, the Company does not incur income tax obligations.

The Company annually evaluates all federal and state income tax positions. This process includes an analysis of whether these income tax positions the Company takes meet the definition of an uncertain tax position under the Income Taxes Topic of the Financial Accounting Standards Codification. The Company believes it is no longer subject to income tax examinations for the years prior to 2009.

Subsequent Events

Management has evaluated subsequent events through the date of this report which is the date the financial statements were available to be issued.

NOTE 2 – COMMITMENT

During 2012, the Company incurred $36,000 in expenses relating to a management agreement with the Parent in which the Company is obligated to pay in consideration of rent and other operating expenses.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commissions' Uniform Net Capital Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital, both as defined in the Rule, shall not exceed one thousand percent of its net capital and shall at all times have and maintain net capital of not less than $5,000.

Net capital and the related aggregate indebtedness to net capital ratio fluctuate on a daily basis; however, there was no aggregate indebtedness at December 31, 2012 and the net capital was $8,659.

SUPPLEMENTARY INFORMATION

SMITH & HOWARD

Certified Public Accountants and Advisers

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

Member
Ansley Securities, LLC
Atlanta, Georgia

Our audit was conducted for the purpose of forming an opinion on the basic financial statements of Ansley Securities, LLC taken as a whole. The supplementary information presented hereinafter is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by U. S. Securities and Exchange Commission pursuant to Section 17 of the Securities Act of 1934 and Rule 17a-5. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Smith + Howard

February 25, 2013

Suite 900, 171 17th Street, N.W., Atlanta, GA 30363
Tel 404.874.6244 Fax 404.874.1658 www.smith-howard.com

ANSLEY SECURITIES, LLC
SCHEDULE OF COMPUTATION OF NET CAPITAL AND RECONCILIATION OF UNAUDITED COMPUTATION OF NET CAPITAL TO AUDITED COMPUTATION OF NET CAPITAL
DECEMBER 31, 2012

	UNAUDITED	NET CHANGE INCREASE (DECREASE)	AUDITED
Total ownership equity from balance sheet at December 31, 2012	$ 57,121	$ 347,415	$ 404,536
Add: liabilities subordinated to claims of general creditors	-	-	-
Total capital and allowable subordinated liabilities and credits at December 31, 2012	57,121	347,415	404,536
Deduct: total non-allowable assets from balance sheet at December 31, 2012	(47,337)	(347,415)	(394,752)
Net capital before haircuts on security positions at December 31, 2012	9,784	-	9,784
Haircuts on securities at December 31, 2012	(1,125)	-	(1,125)
Net capital at December 31, 2012	$ 8,659	$ -	$ 8,659

ANSLEY SECURITIES, LLC
SCHEDULE OF CHANGES IN LIABILITIES
SUBORDINATED TO GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2012

During the year ended December 31, 2012, there were no liabilities subordinated to general creditors.

Member
Ansley Securities, LLC
Atlanta, Georgia

In planning and performing our audit of the financial statements of Ansley Securities, LLC (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's previously mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination or deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Commission, Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Smith + Howard

February 25, 2013

SMITH & HOWARD

Certified Public Accountants and Advisers

ANSLEY SECURITIES, LLC
INDEPENDENT ACCOUNTANTS' REPORT ON
APPLYING AGREED-UPON PROCEDURES RELATED TO
AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Member
Ansley Securities, LLC
Atlanta, Georgia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Ansley Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC , solely to assist you and the other specified parties in evaluating Ansley Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Ansley Securities, LLC's management is responsible for Ansley Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

Suite 900, 171 17th Street, N.W., Atlanta, GA 30363
Tel 404.874.6244 Fax 404.874.1658 www.smith-howard.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Smith + Howard

February 25, 2013

SMITH & HOWARD
Certified Public Accountants and Advisers
171 17TH STREET, NW
SUITE 900
ATLANTA, GEORGIA 30363
404.874.6244
404.874.1658 (*fax*)
WWW.SMITH-HOWARD.COM